Exhibit 99.3

Akari Therapeutics Reports Third Quarter 2021 Financial Results and Highlights Recent Clinical Progress

-	Sites opened in Phase III study of nomacopan in bullous pemphigoid (BP)

-	Phase III study of nomacopan in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) enrolling and treating patients

-	New data reveal potential mechanism of action driving severe lung exacerbations and thus potential therapeutic role for nomacopan across lung disorders including COPD exacerbations and COVID-pneumonia

-	PK data from ongoing evaluation of long-acting PAS-nomacopan for the treatment of dry age-related macular degeneration (geographic atrophy) including estimated injection frequency expected by the end of 2021

-	Recent data (1), highlights potential of LTB4 and C5 inhibition as a treatment for surface of the eye diseases

NEW YORK and LONDON, December 3, 2021 - Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced its financial results for the third quarter of 2021 and recent clinical progress.

Akari’s two lead programs, in BP and pediatric HSCT-TMA, are in Phase III clinical development and both have been granted Orphan Drug and Fast Track designations by the U.S. Food and Drug Administration (FDA). The Company also has earlier stage programs addressing ophthalmology and pulmonary diseases.

“During 2021, Akari has been very active and focused on the launch of our two orphan Phase III programs for BP and HSCT-TMA as well as the further development of our lung and eye franchises based on new formulations of our lead asset, nomacopan,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics. “We now expect multiple readouts across our key ongoing and proposed programs over the next 12-18 months.”

Clinical highlights

Phase III clinical trial in patients with bullous pemphigoid

BP is a severe autoimmune blistering disease of the elderly with no specific approved treatments.

•	The Company has opened the first sites for its Phase III study of nomacopan for the treatment of BP and anticipates commencing treatment by the end of 2021.

•	The FDA and the European Medicines Agency (EMA) have both granted Orphan Drug Designation for nomacopan for the treatment of BP, and the FDA has granted Fast Track designation to nomacopan in BP.

•	The Company is considering additional opportunities to expand into other dermatological conditions where both complement C5 activation and LTB4 are believed to have key roles in driving the disease pathology including hidradenitis suppurativa and other pemphigoid diseases.

Phase III clinical trial in patients with pediatric HSCT-TMA

HSCT-TMA is a severe disease in pediatric patients with an approximately 80% mortality rate in patients with proteinuria and elevated terminal complement activity. There are no approved treatments.

•	Phase III study in pediatric HSCT-TMA is now enrolling and treating patients.

•	The FDA has granted both Fast Track and Orphan Drug Designations for nomacopan for the treatment of pediatric HSCT-TMA.

•	Success in pediatric HSCT-TMA would provide opportunities to expand into adult HSCT-TMA and related TMA-like diseases where complement and LTB4 are believed to have important roles such as atypical hemolytic uremic syndrome, systemic lupus erythematosus and anti-phospholipid syndrome.

OTHER CLINICAL PROGRAMS

Akari Therapeutics is also pursuing other earlier stage programs that are primarily focused on large disease areas with high unmet need and where complement and leukotriene pathways are implicated. For these programs, the Company is using alternative formulations to the subcutaneous delivery of nomacopan including topical, nebulized or long-acting engineered forms, which provide an opportunity for separate partnering options.

Ophthalmology program

•	Recent publications (Eskandarpour et al 2020 and 2021) support a potential therapeutic role for longer acting PAS-nomacopan in sight-threatening retinal diseases given its inhibition of both complement and vascular endothelial growth factor (VEGF) via its inhibition of LTB4. This unique combination may be particularly relevant to geographic atrophy (GA)/dry AMD where complement is a key treatment target as evidenced by Phase II and III data from Apellis and Iveric Bio, and VEGF inhibition by nomacopan may prevent neo vascularisation, which has been seen in some GA patients treated with other complement inhibitors.

•	In order to increase the interval between intravitreal injections into the back of the eye, the program is being advanced with PAS-nomacopan, an engineered form of nomacopan with an extended half-life. Data from pharmacokinetics (PK) studies with PAS-nomacopan to estimate injection interval in the back of the eye are expected by the end of 2021.

•	Animal models described in a recent publication (1) highlight that nomacopan eye drops reduced inflammation more than both standard treatments, cyclosporin and the steroid dexamethasone in a model of allergic eye disease.

(1)	Eskandarpour 2021, Allergy: Allergic eye disease: blocking LTB4/C5 in vivo suppressed disease and Th2 & Th9 cells

Lung program

•	An observational study sponsored by Akari in COVID-pneumonia showed that elevated levels of C5a, C5b9 and LTB4 were present in COVID-pneumonia patients and that the levels of C5a (p = 0.001) and C5b9 (p=0.019), which are potential biomarkers for disease progression, rose significantly in patients that worsened. These findings align with a prior, separate Akari-sponsored observational study in chronic obstructive cardiopulmonary disease (COPD) patients that demonstrated that the level of C5a was significantly correlated with the severity of the exacerbations (p=0.01).

•	Akari is investigating the PK of inhaled nomacopan in the lung and a proof of principle study in exacerbating COPD patients to further evaluate the impact of inhibiting C5 and LTB4 with nomacopan.

•	The COVID-pneumonia observational findings are being further evaluated to explore the potential role of biomarkers in identifying the most appropriate COVID-pneumonia patients who might respond to nomacopan.

Trauma

•	The damaging role of both C5 and LTB4 has been implicated in trauma and Akari is exploring both blast injury and hemorrhagic shock with the United States Army Institute of Surgical Research (USAISR) where nomacopan has been shown to improve survival in pre-clinical studies. In addition, a separate new collaborative study in traumatic brain injury and subarachnoid hemorrhage in man is being initiated in the UK.

Histamine inhibitor

•	Votucalis, a molecule with a similar origin to nomacopan, has a unique mode of action by binding directly to histamine and preventing the activation of all four histamine G-protein coupled receptors. Ongoing work in collaboration with Durham and Newcastle Universities is focused on expanding the Company’s existing dermatology franchise with initial skin penetration data indicating a potential opportunity for topical delivery.

Third Quarter 2021 Financial Results

▪	As of September 30, 2021, the Company had cash of approximately $13.4 million, compared to cash of approximately $14.1 million at December 31, 2020. In July 2021, Akari closed a private placement of approximately $12.3 million in gross proceeds by issuing approximately 7.9 million of the Company’s ADSs.

▪	In September 2020, Akari entered into a securities purchase agreement with Aspire Capital Fund, LLC (Aspire Capital) whereby Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs. During the nine months ended September 30, 2021, the Company sold to Aspire Capital ordinary shares for gross proceeds of $2.0 million. As of September 30, 2021, $22.0 million of the original purchase commitment remains available.

▪	Research and development (R&D) income for the third quarter 2021 were approximately $0.4 million, as compared to approximately $1.6 million in the same quarter the prior year. This decrease in income was primarily due to lower R&D tax credit received for the 2020 tax year and higher expenses incurred for clinical trials in the third quarter 2021.

▪	General and administrative expenses for the third quarter 2021 were approximately $1.9 million, as compared to approximately $1.8 million in the same quarter the prior year.

▪	For the third quarter 2021, total other income was approximately $12,000 as compared to total other income of approximately $1.2 million in the third quarter of 2020. This change was primarily due to the accounting reclassification of warrant liabilities to shareholders’ equity as of December 2020.

▪	Net loss for the third quarter 2021 was approximately $1.5 million, as compared to net income of approximately $0.9 million for the period of 2020. This decrease was primarily due to the aforementioned lower R&D income as well as lower total other income.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four areas: bullous pemphigoid (BP), thrombotic microangiopathy (TMA), as well as programs in the eye and lung.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of Nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the Securities and Exchange Commission (SEC), including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2021 and December 31, 2020

(in U.S. dollars, except share data)

	September 30, 2021	December 31, 2020
	(Unaudited)
Assets

Current Assets:
Cash	$13,390,989	$14,055,777
Prepaid expenses and other current assets	1,303,605	521,880
Total Current Assets	14,694,594	14,577,657

Patent acquisition costs, net	23,927	27,150
Total Assets	$14,718,521	$14,604,807

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,923,357	$3,380,782
Accrued expenses	1,432,463	1,839,706
Total Liabilities	3,355,820	5,220,488

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 4,759,731,923 and 3,847,331,923 at September 30, 2021 and December 31, 2020, respectively	475,973	384,733
Additional paid-in capital	153,057,340	139,734,651
Capital Redemption Reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(447,415)	(648,065)
Accumulated deficit	(193,917,008)	(182,280,811)
Total Shareholders' Equity	11,362,701	9,384,319
Total Liabilities and Shareholders' Equity	$14,718,521	$14,604,807

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Nine Months Ended September 30, 2021 and September 30, 2020

(in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Operating Expenses:
Research and development (income) expenses	$(430,157)	$(1,592,531)	$5,282,576	$4,160,066
General and administrative expenses	1,893,559	1,839,414	6,059,497	6,925,400
Total Operating Expenses	1,463,402	246,883	11,342,073	11,085,466
Loss from Operations	(1,463,402)	(246,883)	(11,342,073)	(11,085,466)

Other Income (Expenses):
Interest income	1,371	6,132	6,621	8,294
Changes in fair value of warrant liabilities – gain	-	1,003,521	-	397,368
Foreign currency exchange gains (losses)	14,224	156,360	(284,384)	417,756
Other expenses	(3,554)	(5,676)	(16,361)	(9,720)
Total Other Income (expenses)	12,041	1,160,337	(294,124)	813,698

Net Loss (income)	(1,451,361)	913,454	(11,636,197)	(10,271,768)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(27,329)	(3,676)	200,650	(272,438)

Comprehensive Loss (income)	$(1,478,690)	$909,778	$(11,435,547)	$(10,544,206)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average ordinary shares (basic and diluted)	4,645,842,719	3,386,573,113	4,134,526,690	3,336,002,895

For more information

Investor Contact:

Peter Vozzo

ICR Westwicke

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Maya Bennison

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com